Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*4 November 2003*	*No of sheets:*	*1+17*

Please find enclosed the quarterly report of KGHM Polska Miedź S.A. for the 3rd quarter of 2003

03045088

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

SUPPL

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

03 DEC -3 AM 7:21

dw 1/6

EXEMPTION NUMBER: 82-4639

POLISH SECURITIES AND EXCHANGES COMMISSION
SA-QIII / 2003

(for issuers of securities involved in production, construction, trade or services activities)

(In accordance with §57, section 1, point 1 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569, and from 2002 No 31, item 280)

The Management Board of KGHM Polska Miedź S.A.
hereby provides the quarterly report for the third quarter of 2003

Publication date: 4 November 2003

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	3 quarters accrued/2003 period from 1 January 2003 to 30 September 2003	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002	3 quarters accrued/2003 period from 1 January 2003 to 30 September 2003	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002
I. Net revenue from the sale of products, goods and materials	3 455 170	3 229 006	792 143	843 435
II. Operating profit (loss)	220 163	192 043	50 475	50 163
III. Profit (loss) before taxation	381 757	331 590	87 523	86 613
IV. Net profit (loss)	279 839	278 247	64 157	72 680
V.Net cash flow from operations	583 934	361 740	133 875	94 489
VI. Net cash flow from investing activities	(211 372)	(321 919)	(48 460)	(84 087)
VII. Net cash flow from financing activities	(135 278)	(2 875)	(31 014)	(751)
VIII. Total net cash flow	237 284	36 946	54 400	9 651
IX. Total assets	8 428 313	8 092 710	1 815 078	1 984 383
X. Liabilities and provisions for liabilities	4 229 021	4 182 225	910 740	1 025 508
XI.Long term liabilities	1 800 622	125 877	387 773	30 866
XII. Short term liabilities	857 976	2 626 537	184 769	644 043
XIII. Shareholders' funds	4 199 292	3 910 485	904 338	958 875
XIV. Share capital	2 000 000	2 000 000	430 710	490 412
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	1.40	1.39	0.32	0.36
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	21.00	19.55	4.52	4.79
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

KGHM Polska Miedź S.A. SA-Q III/2003 in 000'PLN

EXEMPTION NUMBER: 82-4639

BALANCE SHEET

	as at 30 September 2003 end of quarter	as at 30 June 2003 end of prior quarter	as at 30 September 2002 end of quarter	as at 30 June 2002 end of prior quarter
ASSETS				
I. Fixed Assets	6 550 253	6 491 283	4 987 593	5 010 926
1. Intangible fixed assets, of which:	13 424	15 538	9 629	10 056
- goodwill				
2. Tangible fixed assets	3 007 401	2 975 681	2 985 096	2 962 381
3. Long term debtors	46 612	46 614	2 300	2 310
3.1. From related entities	44 688	44 687	299	299
3.2. From other entities	1 924	1 927	2 001	2 011
4. Long term investments	3 220 273	3 216 075	1 806 053	1 835 061
4.1. Real estate				
4.2. Intangible fixed assets				
4.3. Long term financial assets	3 220 273	3 216 075	1 806 053	1 835 061
a) in related entities, of which:	2 617 941	2 615 088	1 227 346	1 259 474
-shares in subordinated entities valued by the equity method				
b) in other entities	602 332	600 987	578 707	575 587
4.4. Other long term investments				
5. Long term prepayments	262 543	237 375	184 515	201 118
5.1. Deferred tax asset	260 402	233 838	176 749	193 339
5.2. Other prepayments	2 141	3 537	7 766	7 779
II. Current assets	1 878 060	1 894 254	3 105 117	3 133 405
1. Inventory	792 202	851 880	978 531	991 775
2. Short term debtors	496 612	520 578	557 250	531 408
2.1. From related entities	54 564	42 367	104 532	90 907
2.2. From other entities	442 048	478 211	452 718	440 501
3. Short term investments	557 699	479 255	1 539 680	1 568 597
3.1 Short term financial assets	557 699	479 255	1 539 680	1 568 597
a) in related entities	773	759	1 386 063	1 381 660
b) in other entities	201 255	314 548	71 376	82 677
c) cash and cash equivalents	355 671	163 948	82 241	104 260
3.2. Other short term investments				
4. Short term prepayments	31 547	42 541	29 656	41 625
Total assets	8 428 313	8 385 537	8 092 710	8 144 331
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholder's Funds	4 199 292	4 280 597	3 910 485	3 819 838
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares (negative value)				
4. Reserve capital	1 191 688	1 190 378	997 602	996 994
5. Revaluation reserve capital	727 765	901 252	696 268	719 514
6. Other reserve capital				
7. Profit (loss) from prior years			(61 632)	(61 632)
8. Net profit (loss)	279 839	188 967	278 247	164 962
9. Write-off of net profit in the financial year (negative value)				
II. Liabilities and provisions for liabilities	4 229 021	4 104 940	4 182 225	4 324 493
1. Provisions for liabilities	1 359 693	1 394 451	1 216 930	1 256 580
1.1. Provision for deferred income tax	217 163	272 932	115 126	119 919
1.2. Provision for retirement and related benefits	676 290	669 851	623 337	640 460
a) long term	627 735	621 296	578 127	595 250
b) short term	48 555	48 555	45 210	45 210
1.3. Other provisions	466 240	451 668	478 467	496 201
a) long term	413 917	412 017	388 497	397 535
b) short term	52 323	39 651	89 970	98 666
2. Long term liabilities	1 800 622	9 126	125 877	123 228
2.1. Toward related entities				
2.2. Toward other entities	1 800 622	9 126	125 877	123 228
3. Short term liabilities	857 976	2 528 626	2 626 537	2 781 177
3.1. Toward related entities	128 197	127 348	236 887	284 323
3.2. Toward other entities	666 344	2 333 320	2 333 246	2 433 387
3.3. Special funds	63 435	67 958	56 404	63 467

KGHM Polska Miedź S.A. SA-Q III/2003 in 000'PLN

EXEMPTION NUMBER 82-4639

4. Accruals and deferred income	210 730	172 737	212 881	163 508
4.1. Negative goodwill				
4.2. Other accruals and deferred income	210 730	172 737	212 881	163 508
a) long term	1 977	2 011	1 985	2 018
b) short term	208 753	170 726	210 896	161 490
Total shareholders' funds and liabilities	8 428 313	8 385 537	8 092 710	8 144 331

Net assets	4 199 292	4 280 597	3 910 485	3 819 838
Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	21.00	21.40	19.55	19.10
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

OFF-BALANCE SHEET ITEMS

	as at 30 September 2003 end of quarter	as at 30 June 2003 end of prior quarter	as at 30 September 2002 end of quarter	as at 30 June 2002 end of prior quarter
1. Contingent debtors	44 627	44 172	48 847	49 559
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	44 627	44 172	48 847	49 559
- received guarantees				
- contested State budget issues	44 478	43 992	48 546	49 201
- other	149	180	301	358
2. Contingent liabilities	11 737		250	250
2.1. Toward related entities (due to)	11 737			
- granted guarantees	11 737			
2.2. Toward other entities (due to)			250	250
- granted guarantees			250	250
3. Other (due to)	256 114	264 968	292 890	248 323
- liabilities on bills of exchange			10 606	10 606
- contingent penalties			121	121
- perpetual usufruct of land	173 073	173 039	170 595	170 646
- leased fixed assets	2 541	3 639	1 862	1 862
- liabilities due to rationalisation and R&D work, and other unrealised agreements	55 071	59 607	59 176	13 252
- contested State budget liabilities	24 103	24 103	47 621	48 685
- other unresolved and disputed issues, etc.	1 326	4 580	2 909	3 151

KGHM Polska Miedź S.A. SA-Q III/2003 in 000'PLN

EXEMPTION NUMBER: 82-4639

PROFIT AND LOSS ACCOUNT

	3rd quarter/2003 period from 1 July 2003 to 30 September 2003	3 quarters accrued/2003 period from 1 January 2003 to 30 September 2003	3rd quarter/2002 period from 1 July 2002 to 30 September 2002	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002
I. Net revenue from the sale of products, goods and materials, of which:	1 253 623	3 455 170	1 082 876	3 229 006
-from related entities	202 847	660 466	213 554	744 550
1. Net revenue from the sale of products	1 248 397	3 439 771	1 076 557	3 209 112
2. Net revenue from the sale of goods and materials	5 226	15 399	6 319	19 894
II. Cost of products, goods and materials sold, of which:	(990 921)	(2 797 957)	(952 658)	(2 719 627)
-from related entities	(164 984)	(528 960)	(189 502)	(634 138)
1. Cost of manufactured products sold	(986 371)	(2 784 764)	(947 392)	(2 702 028)
2. Cost of goods and materials sold	(4 550)	(13 193)	(5 266)	(17 599)
III. Gross profit (I-II)	262 702	657 213	130 218	509 379
IV. Selling costs	(19 277)	(59 382)	(15 522)	(48 714)
V. General administrative costs	(99 388)	(303 521)	(107 653)	(309 779)
VI. Profit (loss) from sales (III-IV-V)	144 037	294 310	7 043	150 886
VII. Other operating income	10 694	46 504	52 265	123 254
1. Profit from disposal of non-financial fixed assets	(134)	195	(15)	454
2. Subsidies	68	204	40	120
3. Other operating income	10 760	46 105	52 240	122 680
VIII. Other operating costs	(48 112)	(120 651)	(12 289)	(82 097)
1. Loss from disposal of non-financial fixed assets				
2. Revaluation of non-financial assets	(1 156)	(36 783)	(3 767)	(8 101)
3. Other operating costs	(46 956)	(83 868)	(8 522)	(73 996)
IX. Operating profit (loss) (VI+VII-VIII)	106 619	220 163	47 019	192 043
X. Financial income	54 141	414 788	112 307	344 847
1. Dividends and share in profit, of which:	1 019	48 787		4 399
-from related entities	156	1 290		4 399
2. Interest, of which:	27 867	85 813	43 978	140 143
-from related entities	23 320	71 052	31 727	101 531
3. Profit from the disposal of investments	51 973	131 000	61 160	65 366
4. Revaluation of investments	(38 163)	124 291	(17 456)	61 211
5. Other	11 445	24 897	24 625	73 728
XI. Financial costs	(27 348)	(253 210)	(32 221)	(205 294)
1. Interest, of which:	(22 945)	(70 800)	(46 023)	(126 104)
-for related entities		(21)		
2. Loss from the disposal of investments				
3. Revaluation of investments	9 304	(138 201)	11 202	(35 072)
4. Other	(13 707)	(44 209)	2 600	(44 118)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)	133 412	381 741	127 105	331 596
XIII. Result on extraordinary items (XIII.1.-XIII.2.)		16	3	(6)
1. Extraordinary gains		20	3	3
2. Extraordinary losses		(4)		(9)
XIV. Profit (loss) before taxation (XII+/-XIII)	133 412	381 757	127 108	331 590
XV. Taxation	(42 540)	(101 918)	(14 303)	(53 323)
a) current taxation	(53 596)	(112 940)	5 707	(65 324)
b) deferred taxation	11 056	11 022	(20 010)	11 501
XVI. Other obligatory deductions from profit (loss increase)			480	480
XVII. Share in net profit (loss) of subordinated entities valued by the equity method				
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	90 872	279 839	113 285	278 247

Net profit (loss) (annualised)	256 138		(55 270)	
Weighted average number of ordinary shares	200 000 000		200 000 000	
Net profit (loss) per share (in PLN)	1.28		(0.28)	
Weighted average diluted number of ordinary shares				
Diluted profit (loss) per ordinary share (in PLN)				

KGHM Polska Miedź S.A. SA-Q III/2003 In 000'PLN

EXEMPTION NUMBER: 82-4639

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS

	3rd quarter/2003 period from 1 July 2003 to 30 September 2003	3 quarters accrued/2003 period from 1 January 2003 to 30 September 2003	3rd quarter/2002 period from 1 July 2002 to 30 September 2002	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002
I. Shareholders' funds - beginning of the period	4 280 597	4 010 925	3 819 838	3 696 075
a) changes of accounting policies				(61 632)
b) corrections due to error				
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	4 280 597	4 010 925	3 819 838	3 634 443
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3. Own shares - beginning of the period				
3.1. Changes in own shares				
a) increase, due to:				
b) decrease, due to:				
3.2. Own shares - end of the period				
4. Reserve capital - beginning of the period	1 190 378	998 829	996 994	1 184 267
4.1. Changes in reserve capital	1 310	192 859	608	(186 665)
a) increase, due to:	1 310	257 248	608	3 358
- issuance of shares over nominal value				
- from profit distribution (statutory)				
- from profit distribution (over statutorily-required minimum value)		254 546		
- transfer from revaluation reserve capital	1 310	2 702	608	3 358
b) decrease, due to:		(64 389)		(190 023)
- coverage of losses		(64 389)		(190 023)
4.2. Reserve capital - end of the period	1 191 688	1 191 688	997 602	997 602
5. Revaluation reserve capital - beginning of the period	901 252	821 939	719 514	701 831
5.1. Changes in revaluation reserve capital	(173 487)	(94 174)	(23 246)	(5 563)
a) increase, due to:	(58 643)	150 387	(31 931)	61 381
- settlement of derivative instruments	6 177	15 093	19 752	50 805
- valuation of hedging transactions, in the effective part	(106 273)	93 841	(51 683)	10 576
- excess of tax assets over provision for deferred taxation	41 453	41 453		
b) decrease, due to:	(114 844)	(244 561)	8 685	(66 944)
- disposal of tangible fixed assets	(1 199)	(2 719)	(618)	(3 389)
- valuation of hedging transactions, in the effective part	(90 070)	(99 130)	1 616	(57 934)
- settlement of derivative instruments	(53 399)	(142 712)	(527)	(527)
- surplus of a deferred income tax provision over deferred income tax assets	29 824		8 214	(4 [illegible]94)
5.2. Revaluation reserve capital - end of the period	727 765	727 765	696 268	696 268
6. Other reserve capital - beginning of the period				
6.1. Changes in other reserve capital				
a) increase, due to:				
b) decrease, due to:				
6.2. Other reserve capital - end of the period				
7. Retained profit (uncovered losses) from prior years - beginning of the period	188 967	190 157	103 330	(190 023)
7.1. Retained profit from prior years - beginning of the period	188 967	254 546	164 962	
a) changes to accounting methodology (policies)				
b) corrections due to error				
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	188 967	254 546	164 962	
a) increase, due to:				

in 000' PLN

- distribution of profit from prior years				
b) decrease, due to:		(254 546)		
- transfer to reserve capital		(254 546)		
7.3. Retained profit from prior years - end of the period	188 967		164 962	
7.4. Uncovered loss from prior years - beginning of the period		(64 389)	(61 632)	(190 023)
a) changes to accounting methodology (policies)				(61 632)
b) corrections due to error				
7.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data		(64 389)	(61 632)	(251 655)
a) increase, due to:				
- transfer of losses from prior years to be covered				
b) decrease, due to:		64 389		190 023
- coverage of loss by reserve capital		64 389		190 023
7.6. Uncovered loss from prior years - end of the period			(61 632)	(61 632)
7.7. Retained profit (uncovered loss) from prior years - end of the period	188 967		103 330	(61 632)
8. Net result	90 872	279 839	113 285	278 247
a) net profit	90 872	279 839	113 285	278 247
b) net loss				
c) write-off from profit				
II. Shareholders' funds - end of the period	4 199 292	4 199 292	3 910 485	3 910 485
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	4 199 292	4 199 292	3 910 485	3 910 485

STATEMENT OF CASH FLOWS

	3rd quarter/2003 period from 1 July 2003 to 30 September 2003	3 quarters accrued/2003 period from 1 January 2003 to 30 September 2003	3rd quarter/2002 period from 1 July 2002 to 30 September 2002	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002
A. Cash flow from operations - indirect method				
I. Net profit (loss)	109 144	279 839	113 285	278 247
II. Total adjustments	237 170	304 095	111 012	83 493
1. Share in net (profit) loss of subordinated entities valued by the equity method				
2. Depreciation	73 490	223 172	75 290	226 121
3. (Profit) loss on exchange rate differences	43 438	61 152	27 681	71 849
4. Interest and share in profits (dividends)	3 410	(47 896)	17 822	10 875
5. (Profit) loss on investing activities	(50 909)	(129 016)	(60 807)	(64 088)
6. Change in provisions	4 819	33 987	(31 435)	136 127
7. Change in inventories	59 679	54 654	13 244	(52 989)
8. Change in debtors	23 882	88 920	(25 405)	(83 605)
9. Change in short term liabilities, excluding loans and credit	14 638	(41 412)	411	(73 657)
10. Change in prepayments and accruals	41 545	(18 445)	77 945	116 484
11. Other adjustments	23 178	78 979	16 266	(203 624)
III. Net cash flow from operations (I+/-II)	346 314	583 934	224 297	361 740
B. Cash flow from investing activities				
I. Inflow	1 413 600	1 526 565	1 315 055	2 686 294
1. The sale of intangible assets and tangible fixed assets	169	864	254	1 165
2. The sale of investments in real estate and intangible assets				
3. From financial assets, of which:	1 413 431	1 525 701	1 314 801	2 685 129
a) in related entities	1 403 226	1 451 843	1 102 994	2 391 542
- the sale of financial assets	1 379 842	1 379 842	1 071 367	2 287 966
- dividends and share in profit	156	1 290		4 399
- repayment of long term loans granted				
- interest	23 228	70 711	31 627	99 277
- other inflow from financial assets				
b) in other entities	10 205	73 858	211 807	293 487
- the sale of financial assets	9 217	22 615	211 807	288 507
- dividends and share in profit	988	47 497		
- repayment of long term loans granted				
- interest		3 746		4 968
- other inflow from financial assets				12
4. Other investment inflow				

KGHM Polska Miedź S.A. SA-Q III/2003 EXEMPTION NUMBER: 82-4639 in 000'PLN

II. Outflow	(1 483 462)	(1 737 937)	(1 419 123)	(3 008 213)
1. The purchase of intangible assets and tangible fixed assets	(84 944)	(216 107)	(123 986)	(262 259)
2. The purchase of real estate and intangible assets				
3. For financial assets, of which:	(1 396 894)	(1 519 615)	(1 290 227)	(2 739 770)
a) in related entities	(1 393 300)	(1 485 585)	(1 086 349)	(2 484 426)
- the purchase of financial assets	(1 393 300)	(1 484 800)	(1 086 349)	(2 484 426)
- long term loans granted				
- other financial assets		(785)		
b) in other entities	(3 594)	(34 030)	(203 878)	(255 344)
- the purchase of financial assets	(3 594)	(34 030)	(203 878)	(255 344)
- long term loans granted				
- other financial assets				
4. Other investment outflow	(1 624)	(2 215)	(4 910)	(6 184)
III. Net cash flow from investing activities (I-II)	(69 862)	(211 372)	(104 068)	(321 919)
C. Cash flow from financing activities				
I. Inflow	1 897 710	1 903 710		1 288 862
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital				
2. Bank and other loans	1 897 710	1 903 710		1 288 862
3. The issuance of debt securities				
4. Other financial inflow				
II. Outflow	(1 982 061)	(2 038 988)	(142 289)	(1 291 737)
1. The purchase of shares of the Company				
2. Dividends and other shareholder-related payments				
3. Other outflow from profit distribution, excepting shareholder-related payments				
4. Repayment of bank and other loans	(1 930 629)	(1 935 401)	(96 778)	(1 177 429)
5. The buy-back of debt securities				
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements	(277)	(819)		
8. Interest	(51 155)	(102 768)	(45 511)	(114 308)
9. Other financial outflow				
III. Net cash flow from financing activities (I-II)	(84 351)	(135 278)	(142 289)	(2 875)
D. Total net cash flow(A.III+/-B.III+/-C.III)	192 101	237 284	(22 060)	36 946
E. Change in balance sheet total of cash and cash equivalents, of which:	191 722	237 199	22 019	37 178
- change in cash and cash equivalents due to exchange rate differences	(379)	(85)	41	232
F. Cash and cash equivalents - beginning of the period	163 910	118 727	104 174	45 168
G. Cash and cash equivalents - end of the period (F+/-D), of which:	356 011	356 011	82 114	82 114
- including those having limited rights of disposal	18 600	44 459	24 029	24 029

KGHM Polska Miedź S.A. SA-Q III / 2003 in '000 PLN

ADDITIONAL INFORMATION TO THE QUARTERLY REPORT FOR THE THIRD QUARTER OF 2003 – PURSUANT TO § 61 SECTION 4 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

I. METHODOLOGY APPLIED IN PREPARING THIS REPORT

Accounting principles

The financial data presented in this quarterly report for the current period and comparable period were prepared based on accounting principles described in the half year report for 2003, published on 26 August 2003.
Data from the prior period have been restated in reference to the current quarter. The changes carried out with respect to this previously-published data for the third quarter of 2002 led to an improved financial result for the comparable accrued period, and relate to:

- estimation of the provision for mine closure costs in accordance with the methodology of IAS 16 and settlement of the effects of this estimation, increasing the financial result by PLN 74 426 thousand, and
- valuation of embedded instruments, which was charged to the financial result in the amount of PLN 2 380 thousand.

The total effect of these changes in methodology led to an improvement in the financial result of the comparable accrued period of PLN 72 046 thousand, while the effects of changes to the accounting principles for the period before 1 January 2002 were charged to retained profit from prior years in the amount of PLN 77 157 thousand.

Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the accrued current period, the rate of 4.3618 PLN / EUR,
- for the calculation of assets and capital as at 30 September 2003, the rate of 4.6435 PLN / EUR
- for the calculation of turnover, financial results and cash flow for the accrued comparative period, the rate of 3.8284 PLN / EUR
- for the calculation of assets and capital as at 30 September 2002, the rate of 4.0782 PLN / EUR.

II. INFORMATION ON CHANGES IN PROVISIONS AND ADJUSTMENTS REVALUING ASSETS

Provisions for future expenses and liabilities

The effects of revaluation of major items in provisions were settled in the financial result before tax of the current quarter:

- the provision for future mine closure costs.
  The effect of this revaluation is an increase in the provision and a decrease in the financial result in the amount of PLN 2 258 thousand.
  (PLN 3 999 thousand accrued decrease in the financial result for three quarters)
- the provision for employee benefits with respect to retirement-disability rights, jubilee awards and coal-equivalent payments payable after the period of employment.
  The effect of this revaluation is the creation of a provision in the amount of PLN 9 931 thousand and the release of a provision in the amount of PLN 3 492 thousand
  The financial result of the current quarter, after reflecting revaluation of the deferred tax provision, was decreased by PLN 7 421 thousand.
  (PLN 17 841 thousand accrued decrease in the financial result for three quarters)
- the provision for liabilities towards local authorities for permission to expand the tailings pond.
  The effect was a decrease in the financial result by PLN 1 746 thousand,
  (PLN 3 180 thousand accrued increase in the financial result for three quarters)
- the provision for payment of an employee bonus together with charges. The effect was a decrease in the financial result by PLN 19 140 thousand
  (PLN 19 140 thousand accrued decrease in the financial result for three quarters)

KGHM Polska Miedź S.A. SA-Q III / 2003 in '000 PLN

In addition, with respect to settlement with the State budget due to additional VAT assessment for the year 2000 after a tax audit conducted in 2002, the financial result for the first half year was decreased by PLN 44 360 thousand, of which PLN 1 536 thousand was as a provision for liabilities. The remaining amount represents an allowance for State budget debtors, which arose due to payment of this additional assessment in 2002 to the State budget.

In accruals a provision was created for one-off wages together with charges paid at the end of the year or after approval of the annual financial report, increasing costs of the current quarter in the amount of PLN 62 156 thousand. (PLN 199 952 thousand accrued for three quarters)

Deferred income tax

Due to the arising of temporary differences between the balance sheet value and taxable value of balance sheet items, the Company actualised the deferred income tax asset and the deferred income tax provision.

In the accrued period of 2003 there was an increase in tax assets of PLN 72 698 thousand.

This increase was settled as follows:
- increase of the net profit PLN 60 139 thousand;
- increase of shareholders' funds PLN 12 559 thousand.

The deferred income tax provision increased by PLN 20 223 thousand, of which the following was settled:
- decrease of the net profit PLN 49 117 thousand;
- increase of shareholders' funds PLN 28 894 thousand.

Adjustments revaluing assets

Due to the revaluation of tangible and financial assets, the financial result before tax of the current quarter was decreased by PLN 28 432 thousand.
PLN 59 373 thousand accrued decrease of the financial result before tax from the beginning of the year due to the revaluation of assets.

Due to valuation of open future cash flow hedging transactions in an amount reflecting the effective part of the hedge (including valuation of credit drawn in USD), after reflecting the results in deferred tax, revaluation reserve capital was decreased by PLN 170 767 thousand.
PLN 91 454 thousand accrued decrease in revaluation reserve capital for three quarters.

The effects of valuation in the current quarter, and settled in the financial result before tax relate to:
- the allowance for debtors together with interest (excess of allowances released over created), increasing the financial result of the current quarter in the amount of PLN 222 thousand.
  Accrued allowances for debtors for three quarters (excess of allowances created over released) decreased the financial result by PLN 42 510 thousand, of which PLN 42 823 thousand represents a decrease of the result due to allowances revaluing State budget debtors which arose due to payment in 2002 of additional VAT assessment together with penalties and interest after a tax audit for the year 2000.

- a decrease in the value of tangible inventories and of tangible fixed assets due to valuation to net market value. As a result of revaluation the financial result of the current quarter was increased by PLN 204 thousand.
  PLN 2 954 thousand accrued decrease of the result for three quarters.

- valuation of long term financial assets due to permanent diminution in value of shares in the subsidiary MCZ S.A. in the amount of PLN 4 300 thousand,
  PLN 4 620 thousand accrued decrease of the result for three quarters due to valuation of long term financial assets.

- revaluation of derivative instruments to fair value. As a result of revaluation the financial result of the current quarter was decreased by PLN 24 558 thousand,
  PLN 9 289 thousand accrued decrease of the result for three quarters.

III. SIGNIFICANT EVENTS AND ISSUES RELATING TO THE ACTIVITIES OF THE COMPANY

Production results

During the period January-September 2003 KGHM Polska Miedź S.A. produced 397 583 tonnes of electrolytic copper and 890 258 kg of metallic silver.

Tailings pond "Żelazny Most"

In the third quarter of 2003 the Company intensively pursued the goal of obtaining permission to expand the crown height of the tailings pond Żelazny Most to a height of 180 m above sea level and a total capacity of 700 mln m^3.
On 7 July 2003 the resolution of the Municipal Council of Rudna, with respect to changes in the municipal territorial management plan in accordance with the requests of KGHM, came into force. A draft plan of pertinent decisions was developed respecting the conditions for expanding and managing terrain for investment, which is currently being discussed with the head of the municipality of Grębocice, the mayor of the town and municipality of Polkowice and with appropriate institutions and bodies. Proceedings are being carried out in co-operation with the local communities respecting evaluation of the impact of this investment on the environment.

Changes in the organisation of work in the mines

In the third quarter of 2003 work was completed on full implementation of the multishift labor system (WSP) in all areas of the Mining Divisions: ZG Lubin, ZG Polkowice-Sieroszowice (from 1 September 2003) and ZG Rudna (from 29 September 2003). At present the Company is working on improving this new system of labor organisation in daily operations.

Other important events reported by the Company

Trade agreements

- On 15 July 2003 KGHM Polska Miedź S.A. signed an agreement with GLENCORE INTERNATIONAL AG (Switzerland) for the sale of copper cathodes in the years 2004 -2008. The value of this transaction is estimated at USD 259 800 thousand, or PLN 1 023 500 thousand;
- On 15 July 2003 KGHM Polska Miedź S.A. signed an agreement with Pechiney Trading France for the sale of copper cathodes in the years 2004 -2008. The value of this transaction is estimated at USD 181 860 thousand, or PLN 716 401 thousand.
  The estimated value of the above agreements was calculated based on copper cathode prices on the LME and on the PLN/USD average exchange rate of the National Bank of Poland (NBP) on 15 July 2003.

Credit agreements

- On 18 July 2003 a two-currency credit agreement was signed in the amount of PLN 471 130 thousand and USD 159 500 thousand, between KGHM Polska Miedź S.A. and Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski S.A., and a consortium of other banks. The final repayment date for this credit was set at 18 July 2006. Purpose of the credit: the refinancing of liabilities in the amount of PLN 915 000 thousand and USD 43 500 thousand, which arose due to the signing of a two-currency, revolving syndicated credit agreement on 19 December 2001, organised by Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski S.A.;
- On 18 July 2003 a credit agreement was signed in the amount of USD 200 000 thousand between KGHM Polska Miedź S.A. and ABN Amro Bank NV, Bank Polska Kasa Opieki S.A. and CITIBANK NA and a consortium of other banks. The Company is obligated to pay back this credit in 58 unequal monthly installments, payable on each of the dates as set down in the agreement. The final installment must be paid on the final repayment date of 18 July 2008. Purpose of the credit: for purposes related to the refinancing of current debt in the amount of USD 181 342 thousand which arose from the signing of a credit agreement on 21 June 2002 with ABN Amro Bank NV and J.P.Morgan PLC, as well as for general business purposes.

Capital Group

- On 15 July 2003 the Company acquired bonds of Telefonia Dialog S.A for the total nominal amount of PLN 1 379 800 thousand; the maturity date for bonds having a total nominal value of PLN 294 000 was set at 17 July 2006, while for the remaining bonds maturity was set at 18 December 2006 r.
  This issuance of bonds replaces the existing issue having a total nominal value of PLN 1 209 000 thousand and USD 43 500 thousand, and which matured on 15 July 2003;
- Telefonia Dialog S.A. received a decision of the Minister of Infrastructure dated 7 August 2003, in which the Minister of Infrastructure granted Telefonia Dialog S.A. a promise to cancel outstanding fees based on the obtaining of a licence to provide telecommunications services, and on prolongation fees which were set in

KGHM Polska Miedź S.A. SA-Q III / 2003 in '000 PLN

connection with earlier, deferred dates for the payment of licensing fees instalments. Detailed information relating to this decision may be found in point IX of the additional information to the quarterly report;

- On 1 August 2003 the merger of the companies INOVA Centrum Innowacji Technicznych Sp z o.o. and Zakład Wyrobów Gumowych Sp. z o.o. was registered, the merger being performed by transferring all of the assets of Zakład Wyrobów Gumowych Sp. z o.o. to the company INOVA Centrum Innowacji Technicznych Sp z o.o. The share capital of INOVA Centrum Innowacji Technicznych Sp z o.o. following registration of these changes amounts to PLN 3 850 thousand. Dolnośląska Spółka Inwestycyjna S.A. owns 100% of the share capital of INOVA Centrum Innowacji Technicznych Sp z o.o.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN UNUSUAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS.

Financial result after the third quarter of 2003

During the period January-September 2003 KGHM Polska Miedź S.A. achieved a profit before tax of PLN 381 757 thousand. A net profit of PLN 279 839 thousand was achieved in this period.
This result is comprised of the following factors:

- a profit on sales of PLN 294 310 thousand,
- a loss on other operating activities of (PLN 74 147 thousand),
- a profit on financial activities of PLN 161 578 thousand, and
- result on extraordinary items PLN 16 thousand.

Revenues from economic activities for the first three quarters of 2003 amounted to PLN 3 916 462 thousand and were higher by PLN 219 355 thousand than in the comparable prior period. This increase is mainly due to higher metal prices and to an increase in the volume of sales, alongside a less advantageous USD exchange rate.
Economic activity costs for the first nine months of 2003 amounted to PLN 3 534 721 thousand and were higher by PLN 169 210 thousand than in the comparable prior period of 2002. This increase in costs mainly relates to basic operational activities and is mainly due to the increase in production volume.
In the third quarter of 2003 the Company achieved a profit before tax of PLN 133 412 thousand and a net profit of PLN 90 872 thousand. This result is comprised of the following factors:

- a profit on sales of PLN 144 037 thousand,
- a loss on other operating activities of (PLN 37 418 thousand),
- a profit on financial activities of PLN 26 793 thousand.

Operating activities

Profit on sales after the first three quarters of 2003 was higher by PLN 143 424 thousand, or by nearly twice that achieved in the comparable prior period. The increased profit on sales is the result of an increase in revenues on sales of 7.0% alongside an increase in costs of basic operating activities of 2.7%.
During the period January-September 2003 net revenues from the sale of products, goods and materials were higher than those achieved in the comparable prior period of 2002 by PLN 226 164 thousand. This level of revenues was the result of:

– higher average copper prices on the London Metal Exchange by 8.1%, with average prices as follows: 1 560 USD/t during the period January-September 2002 and 1 687 USD/t after the first three quarters of 2003,
– an increase in average silver prices on the London Bullion Market by 2.7% from a level of 149 USD/kg to 153 USD/kg of silver,
– an increase in the volume of sales of copper and copper products by 5.4% from a level of 375 967 t during the period January-September 2002 to 396 182 t in 2003 and an increase in the volume of silver sales by 8.7% from a level of 912 372 kg to 991 611 kg.

The exchange rate was unfavorable and amounted to 3.89 PLN/USD after the first three quarters of 2003 compared to 4.11 PLN /USD in the comparable prior period
The largest items in the structure of revenues from the sale of products, goods and materials were revenues from the sale of copper and copper products (78.7%) and silver (17.1%).
Operating activity costs in the first nine months of 2003 were higher by PLN 82 740 thousand, or by 2.7% than in the comparable prior period (alongside a quantitative increase in sales of copper and copper products by 5.4% and silver by 8.7 %).
After the first three quarters of 2003 the total unit copper production cost was 6 137 PLN/t versus 6 316 PLN/t in the comparable prior period of 2002, which means a decrease by 2.8 %. This decrease in the unit cost was primarily the result of:

– an increase in electrolytic copper production by 4.8%,
– lower consumption of copper-bearing scrap, and
– realisation of the costs reduction program,

alongside an increase in wage costs together with charges and in energy costs.

KGHM Polska Miedź S.A. SA-Q III / 2003 in '000 PLN

The total unit cost of copper production expressed in USD in the first nine months of 2003 amounted to 1 577 USD/t versus 1 538 USD/t in the comparable prior period. This increase in the USD-expressed cost was due to the 5.3 % lower USD exchange rate.
In the third quarter of 2003 the Company achieved a profit on sales of PLN 144 037 thousand, representing 95.9% of the result on sales in the first half of 2003. The reason for such a high result as compared to the first half year was a change in macroeconomic conditions: an increase in copper prices by 100 USD/t, silver by 11 USD/kg and a weakening in the PLN/USD exchange rate by PLN 0.06.

Other operating activities

The result of other operating activities after the first three quarters of 2003 was a loss of PLN 74 147 thousand, which means a decrease in the result by PLN 115 304 thousand versus the comparable prior period. This change in the result was mainly due to higher revenues due to adjustment of the tax on real estate in the prior year and to the creation in the current period of allowances for State budget debtors due to the payment in 2002 of VAT together with penalties (an additional assessment after a Treasury audit for 2000), alongside a lower level of created provisions.
In the third quarter of 2003 the Company noted a loss of PLN 37 418 thousand, representing 101.9% of the result of the first half year. This increase in the loss was mainly due to the creation of provisions: for payment of the second instalment of a special bonus resulting from an agreement with the trade unions from April 2003 and from actuarial liabilities.

Financial activities

The Company noted a profit on financial activities in the first nine months of 2003 of PLN 161 578 thousand, which means an increase in the result in comparison to the prior year by PLN 22 025 thousand. This improvement in the result is mainly the effect of profit from the disposal of derivative instruments and of the dividend received from Polkomtel S.A., alongside an adjustment in the provision for mine closure costs increasing the financial result in the prior year.
In the third quarter of 2003 the Company achieved a profit on financial activities of PLN 26 793 thousand, representing 19.9% of the result in the period January-June 2003. The relatively low profit on financial activities in the third quarter in comparison to the first six months is mainly due to the the higher income achieved in the first half of the year (in particular to the dividend received in the first half from Polkomtel S.A.) and to the valuation of derivative instruments in the third quarter.

V. EVENTS WHICH OCCURRED AFTER 30 SEPTEMBER 2003 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE COMPANY.

None

VI. REALISATION OF COMPANY FINANCIAL FORECASTS OF RESULTS FOR THE YEAR 2003

In the current report dated 29 August 2003 the Company presented an adjusted forecast of financial results for the year 2003, anticipating revenues from the sale of products, goods and materials of PLN 4 463 mln and a net profit of PLN 249 mln. These figures are based on the adjusted „Company Budget for 2003", as approved by the Supervisory Board of the Company on 28 August 2003.
After nine months of 2003, the Company had achieved 77.4% of planned annual revenues from the sale of products, goods and materials, while planned net profit for 2003 had been exceeded by 12.4%, thanks primarily to better-than-expected macroeconomic conditions.
At the moment the Company is working on the „Technical-economic plan for the years 2004-2008" during which the Company's forecast achievement of financial results for 2003 will be reviewed, and reflecting the improvement in macroeconomic conditions and the effects achieved by KGHM after nine months of 2003.

KGHM Polska Miedź S.A. SA-Q III / 2003 in '000 PLN

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT

Shareholder	Shares held as at publication date of Q2 2003 report (same number of votes)	% of share capital held as at publication date of Q2 2003 report (same number of votes)	Shares held as at 30 September 2003 (same number of votes)	% of share capital held as at 30 September 2003 (same number of votes)
State Treasury	88 567 589	44.28 %	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	14 306 768[1]	7.15%[1]	13 813 958	6.91%
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	5.38 %	10 750 922	5.38 %

[1] as at 30 June 2003

As at the date of publication of this quarterly report the Company had not been informed of any substantive changes in the shareholder structure in relation to the amounts recorded on the balance sheet date.

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE COMPANY OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE COMPANY, BASED ON INFORMATION HELD BY THE COMPANY, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT

Based on information held by the Company, the table below shows ownership of Company shares by management and supervisory personnel:

Position	First name, surname	Shares held as at publication date of Q2 2003 report	Shares bought since publication of Q2 2003report	Shares sold since publication of Q2 2003report	Shares held as at publication date of Q3 2003 report
President of the Management Board	Stanisław Speczik	0	0	0	0
Vice President of the Management Board	Grzegorz Kubacki	710	0	0	710
Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Tadeusz Szeląg	1073	0	0	1073
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	3319	0	3 314	5
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Jerzy Kisilowski	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	N/A	N/A	N/A	N/A

KGHM Polska Miedź S.A. SA-Q III / 2003 in '000 PLN

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 30 September 2003, exceeds 10% of the shareholders' funds of the Company and amounts to PLN 761 190 thousand, including PLN 135 066 thousand in debtors, and PLN 626 124 thousand in liabilities.

1. The largest on-going proceedings in the group of debtors are as follows:

a) – subject of proceedings: additional VAT assessment for 2000,
– value of subject of dispute: PLN 24 927 thousand,
– date on which proceedings were initiated: 3 July 2003 – submission of appeal to the Supreme Administrative Court (NSA) of 12 decisions dated 30 May 2003 by the Legnica Branch of the Tax Office in Wrocław,
– parties to the proceedings: KGHM Polska Miedź S.A. in Lubin as the appealing party, and the tax authority - the Legnica Branch of the Tax Office in Wrocław,
– position of the Company: the additional VAT assessment is the result of the Tax Control Authority including sales not subject to VAT under total sales. On 3 July 2003 the Company submitted an appeal of the decisions of the Legnica Branch of the Tax Office in Wrocław to the NSA.

b) – subject of proceedings: payment from profit for 1996,
– value of subject of dispute: PLN 23 729 thousand,
– parties to the proceedings: KGHM Polska Miedź S.A. in Lubin as the appealing party, and the tax authority - the Legnica Branch of the Tax Office in Wrocław,
– on 3 July 2003 the Wrocław branch of the NSA denied the appeal of the Company,
– position of the Company: The Company has the right to submit a cassation appeal to this decision of the Court, and intends to do so.

c) – subject of proceedings: additional VAT assessment for 2001,
– date on which tax proceedings were initiated: 10 October 2002,
– value of subject of dispute: PLN 15 316 thousand,
– party to the proceedings: KGHM Polska Miedź S.A. in Lubin,
– position of the Company: the additional VAT assessment is the result of the Tax Control Authority including sales not subject to VAT under total sales. The Company has submitted an appeal of the decisions of the Director of the Tax Control Authority to the Legnica Branch of the Tax Office in Wrocław. On 3 November 2003 the Management Board of the Company was informed of the passage of a decision by the Legnica Branch of the Tax Office in Wrocław which overruled the decision of the Director of the Tax Control Authority in Wrocław, and ordered the matter to be reheard.

2. The largest on-going proceedings in the group of liabilities are as follows:

a) – subject of proceedings: restructurisation of licensing liabilities by their cancellation, in connection with the incurring by Telefonia DIALOG S.A. of investment expenditures on its telecommunications infrastructure.
– date on which proceedings were initiated: 28 March 2003,
– party to the proceedings: Telefonia DIALOG S.A. in Wrocław,
– value of subject of proceedings: PLN 568 940 thousand (based on average NBP exchange rate of 30 September 2003) including PLN 547 236 thousand for licensing fees and PLN 21 704 thousand for prolongation fees,
– position of the Company: Telefonia DIALOG S.A. has requested the Minister of Infrastructure to cancel the payment of instalments on licensing and prolongation fees in connection with the coming into force of the law dated 23 November 2002 on restructurisation of the licensing liabilities of fixed-line public telephone network operators. This law allows for the restructurisation of licensing liabilities through their cancellation, as a result of the investment expenditures incurred by Telefonia Dialog S.A. on its telecommunications infrastructure. The expenditures incurred by Telefonia DIALOG S.A. in the years 2001-2002 are sufficient to cover the entire amount of the licensing liabilities, which consequently allows cancellation of all of these liabilities. On 18 August 2003 the Company received a decision of the Minister of Infrastructure dated 7 August 2003 related to the cancellation of liabilities due to licensing and prolongation fees. In this decision the Minister granted a promise to cancel payment liabilities due to the providing of telecommunications services. Cancellation of these payments will take place following a review of the investment expenditures incurred, documented in accordance with art. 8 of the law dated 23 November 2002 on the restructuring of licensing liabilities of fixed-line public telephone network operators (Journal of Laws from 2002, Nr 233, item 1956). In addition, the Minister of

KGHM Polska Miedź S.A. SA-Q III / 2003 in '000 PLN

Infrastructure has deferred to 30 September 2004 the deadline for payment of the above-mentioned licensing and prolongation fees. On 22 August 2003 Telefonia DIALOG S.A. presented the Minister of Infrastructure with a report detailing the type, scope and amount of investment expenditures incurred by Telefonia DIALOG S.A. together with applicaple documentation. On 30 September 2003 Telefonia Dialog S.A. received a letter from the Ministry of Infrastructure, in which Telefonia DIALOG S.A. was informed that, due to the complicated nature of this matter and to the necessity to carry out a complex analysis of the documents in question, the deadlines described in art. 10 sections 1 and 2 of the law dated 23 November 2002 on restructurisation of the licensing liabilities of fixed-line public telephone network operators will not be met. The company was also informed that conclusion of these control proceedings and verification of the submitted report together with its documentation, as well as the passage of a decision, will be by the end of November 2003.

b) – subject of proceedings: payment of damages due to degradation of water quality from the AQ1 and AQ2 water supplies due to flooding of the former Konrad mine in Iwiny,
- value of subject of dispute: PLN 12 299 thousand,
- date on which proceedings were initiated: suit dated 24 March 2003, received by KGHM Polska Miedź S.A. on16 April 2003,
- parties to the proceedings: BOBMARK INTERNATIONAL Sp. z o. o. with its registered head office in Warsaw and KGHM Polska Miedź S.A. in Lubin,
- position of the Company: the suit against KGHM Polska Miedź S.A. is groundless, as it is not entitled to be a party to the suit. The Company's response to the suit is that it was incorrectly identified as being a party to the suit. In respect of this, BOBMARK INTERNATIONAL Sp. z o. o. submitted an application on 31 July 2003 to issue a summons to PEW AQUAKONRAD S.A. in Iwiny to take part in this suit, as PEW AQUAKONRAD S.A. in liquidation is carrying out the process of flooding of the former Konrad mine. The court ordered PEW AQUAKONRAD S.A. in liquidation to participate in the suit.

c) – subject of proceedings: proceedings related to mining damages,
- value of subject of dispute: PLN 7 764 thousand,
- date on which proceedings were initiated: 29 October 2001,
- parties to the proceedings: Kopalnia Gipsu i Anhydrytu „Nowy Ląd" Sp. z o. o. in Niwnice versus AQUAKONRAD S.A. in liquidation in Iwiny (a subsidiary of KGHM Metale S.A. in Lubin),
- position of AQUAKONRAD S.A. in liquidation: AQUAKONRAD S.A. in liquidation has requested that the suit be dismissed and that the costs of the proceedings be adjudicated. By a ruling dated 16 April 2003 the Regional Court in Świdnica dismissed the suit. The party bringing the suit – Kopalnia Gipsu i Anhydrytu „Nowy Ląd" Sp. z o. o. – has appealed this decision of the Regional Court to a Court of the second instance. AQUAKONRAD S.A. in liquidation has requested dismissal of this appeal. On 10 October 2003 the Appeals Court, after hearing the appeal, returned the matter to be reheard in a court of the first instance.

X. TRANSACTIONS ENTERED INTO BY THE COMPANY OR A SUBSIDIARY WITH RELATED ENTITIES, IF THE VALUE OF THESE TRANSACTIONS (BEING THE TOTAL VALUE OF ALL TRANSACTIONS ENTERED INTO SINCE THE BEGINNING OF THE FINANCIAL YEAR) EXCEEDS THE EQUIVALENT OF EUR 500 000 – WHICH ARE NOT TYPICAL AND ROUTINE TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM ON-GOING OPERATING ACTIVITIES

1. Transactions entered into between KGHM Metale SA in Lubin (a subsidiary of the Company) and Warszawska Fabryka Platerów "Hefra" SA in Warsaw (a subsidiary of KGHM Metale S.A.), relating to the rollover of discount bearer bonds issued by WFP "Hefra" S.A. in the total amount of PLN 3 300 thousand and the buyback of these bonds for PLN 1 100 thousand. Total value of these transactions since the beginning of 2003 is PLN 4 400 thousand. The last transaction having the highest value was entered into on 14 April 2003 in the amount of PLN 700 thousand and relates to the buyback of bonds.

2. Transactions entered into between DSI SA in Lubin (a subsidiary of the Company) and ZM "Legmet" Sp. z o.o. (a subsidiary of DSI S.A.) relating to the purchase by DSI S.A. of commercial paper (civil law debt bonds) of ZM "Legmet" Sp. z o.o. in the amount of PLN 2 100 thousand, the rollover of debt bonds of PLN 600 thousand and to a loan granted to ZM "Legmet" in the amount of PLN 5 000 thousand. Total value of these transactions since the beginning of 2003 is PLN 7 700 thousand. The highest value transaction was entered into on 30 April 2003 and relates to the conversion of liabilities due to the buyback of debt bonds into a loan in the amount of PLN 5 000 thousand. This loan will be repaid by 28 February 2006. The loan bears an interest rate based on the lombard credit rate.

KGHM Polska Miedź S.A. SA-Q III / 2003 in '000 PLN

3. Transactions entered into between DSI SA in Lubin (a subsidiary of the Company) and DFM ZANAM Sp. z o.o. (a subsidiary of DSI SA) relating to the granting of a loan by DSI S.A. in the amount of PLN 1 700 thousand for the conversion of debt due to the buyback of debt bonds. This loan will be repaid by 31 July 2006, with profitability based on the lombard credit rate.

On 6 June 2003 the court registered the merger of the companies Dolnośląska Fabryka Maszyn ZANAM Sp. z o.o. and ZM "Legmet" Sp. z o.o. through the transfer of all assets of the company ZM "Legmet" Sp. z o.o. to the company DFM ZANAM Sp. z o.o. - current name of the company: DFM ZANAM-LEGMET Spółka z o.o. DSI S.A. owns 100% of the shares of DFM ZANAM-LEGMET Spółka z o.o.

4. Transactions entered into between DSI SA in Lubin (a subsidiary of the Company) and KWARCE SA (a subsidiary of DSI SA) relating to the granting of a loan by DSI S.A. of PLN 4 200 thousand, intended for the conversion of debt due to the buyback of debt bonds. This loan will be repaid by KWARCE SA on the following dates:
PLN 3 300 thousand by 30 June 2005,
PLN 900 thousand by 31 October 2005.
Profitability based on the variable lombard credit rate of the NBP.
The transaction having the highest value was entered into on 25 March 2003 and relates to the conversion of liabilities due to the buyback of debt bonds for a loan in the amount of PLN 3 300 thousand.

5. Transactions entered into between KGHM Polska Miedź SA. and Telefonia DIALOG SA (a subsidiary of the Company) related to the acquisition by KGHM Polska Miedź SA of the bonds of Telefonia DIALOG SA. having a total nominal value of PLN 1 379 800 thousand, i.e.:

- On 15 July 2003, 9 150 bonds having a nominal value of PLN 915 000 thousand.
- On 15 July 2003, 1 708 bonds having a nominal value of PLN 170 800 thousand.,

These bonds bear an interest rate of WIBOR 1M + a margin of 1.4%.
Maturity of these bonds is by 18 December 2006.

- On 15 July 2003, 2 940 bonds having a nominal value of PLN 294 000 thousand.

These bonds bear an interest rate of WIBOR 1M from the day prior to the interest payment date.
Maturity of these bonds is by 17 July 2006.

This bond issue replaces the existing issuance having a total value of PLN 1 209 000 thousand and USD 43 500 thousand, which matured on 15 July 2003.

XI. INFORMATION ON THE GRANTING BY THE COMPANY OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF THE COMPANY

During the period from 1 January to 30 September 2003 neither the Company nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of the Company.

XII. OTHER INFORMATION IMPORTANT (IN THE OPINION OF THE COMPANY) FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT OF THE COMPANY AND ANY CHANGES THERETO, AND OF INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE COMPANY TO MEET ITS LIABILITIES

In the month of June 2003 - based on a decision taken by the Tax Control Authority after a Treasury audit for the year 2001- the Company executed a payment to the State budget due to additional VAT assessment together with penalties and interest. This payment in the amount of PLN 25 908 thousand is shown in the balance sheet as a State budget debtor. From this assessment, the amount of PLN 24 103 thousand was recognised in off-balance sheet liabilities, while the difference was charged to the financial result for 2002. This decision has been appealed to the Tax Office. On 3 November 2003 the Management Board of the Company was informed of the passage of a decision by the Legnica Branch of the Tax Office in Wrocław which overruled the decision of the Director of the Tax Control Authority in Wrocław, and ordered the matter to be reheard.

XIII. FACTORS IMPACTING THE FINANCIAL RESULTS OF THE COMPANY

The most important factors which impact the financial results of the Company are:

- copper and silver prices on metals markets,
- the USD exchange rate, and
- electrolytic copper production costs in the Company.

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

GŁÓWNY KSIĘGOWY
Jacek Sienlawski

Lubin, 4 November 2003

WICEPREZES ZARZĄDU
Tadeusz Szeląg

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek